

December 4, 2012

<u>Via E-mail</u>
Mr. Douglas L. Bruggeman
Chief Financial Officer
Rex American Resources Corporation
2875 Needmore Road
Dayton, Ohio 45414

      RE: **Rex American Resources Corporation**
             Form 10-K for the Year Ended January 31, 2012
             Filed April 9, 2012
             Definitive Proxy Statement on Schedule 14A
             Filed May 1, 2012
             Form 10-Q for the Period Ended July 31, 2012
             Filed September 5, 2012
             Response dated October 29, 2012
             File No. 1-9097

Dear Mr. Bruggeman:

      We have reviewed your response letter dated October 29, 2012 and have the following comment.

<u>General</u>

We note your response to comment one of our letter dated October 4, 2012. Please note that we have referred your response to the Division of Investment Management for further review. The staff of the Division of Investment Management may have additional comments following its review.

      You may contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              /s/ Rufus Decker

                              Rufus Decker
                              Accounting Branch Chief